GLOBAL DIVERSIFIED INDUSTRIES, INC.
1200 Airport Drive
Chowchilla, California 93610
(559) 665-5800

May 12, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Re:           Request to Withdraw Registration Statement on Form S-1 (File No. 333-157476)

Ladies and Gentlemen:

Pursuant to Rules 477 and 478 promulgated pursuant to the Securities Act of 1933, as amended (the “1933 Act”), Global Diversified Industries, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the above-referenced registration statement (the “Registration Statement”) and all exhibits thereto.  The Registration Statement was filed with the SEC on February 23, 2009.

The Registration Statement related to potential sales of securities issuable to third party investors.  The Registrant hereby confirms that no securities were sold in connection with the Registration Statement.  The withdrawal is being sought by the Registrant as it has undertaken a going-private transaction which would require the withdrawal of all outstanding registration statements.  The Registrant previously determined not to proceed with the related offering and mistakenly believed that its prior securities counsel had in fact submitted a request to withdrawal the Registration Statement and received an order from the SEC granting the withdrawal.

The Registrant respectfully requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the SEC issue an order granting the desired withdrawal.

If you have any questions regarding the foregoing request for withdrawal, please contact our securities counsel, John T. Bradley, Esq. of Rutan & Tucker, LLP at (714) 662-4659.

Very truly yours,

GLOBAL DIVERSIFIED INDUSTRIES, INC.
a Nevada Corporation

/s/ Phillip Hamilton
Phillip Hamilton
Chairman and Chief Executive Officer

cc:           John T. Bradley, Esq.